

Mail Stop 3720

January 11, 2017

Brent D. Lang
Chief Executive Officer
Vocera Communications, Inc.
525 Race Street
San Jose, CA 95126

Re: Vocera Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 14, 2016
File No. 1-35469

Dear Mr. Lang:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　/s/ Terry French for

　　　　　　　　　　　　　　Carlos Pacho
　　　　　　　　　　　　　　Senior Assistant Chief Accountant
　　　　　　　　　　　　　　AD Office 11 – Telecommunications